

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 19, 2013

<u>Via E-Mail</u>
Andrew Stone
President and Chief Executive Officer
African Copper Corporation
Ground Floor, Liesbeek House
River Park, Gloucester Road
Mowbray, Cape Town 7700 South Africa

> **Re:** **African Copper Corporation**
> **Current Report on Form 8-K**
> **Filed April 22, 2013**
> **File No. 0-54804**

Dear Mr. Stone:

We issued comment on the above captioned filing on July 3, 2013. On August 2, 2013, we issued a follow-up letter informing you that this comment remained outstanding and unresolved, and absent a substantive response, we would act consistent with our obligations under the federal securities laws.

As you have not provided a substantive response, we are terminating our review and will take further steps as we deem appropriate. These steps will include our releasing all correspondence relating to our review on the EDGAR system.

You may contact Greg Dundas, Attorney Adviser at 202-551-3436, or Paul Fischer, Attorney Adviser at 202-551-3515 if you have any questions.

Sincerely,

/s/ Robert S. Littlepage for

Larry Spirgel
Assistant Director